Exhibit 3.1

Third Amendment to Sixth Amended and Restated By-Laws of
TESSCO Technologies Incorporated

The first sentence of Section 1.2 of the Sixth Amended and Restated By-Laws, after accounting for the actions taken by the Board of Directors at a meeting of the Board of Directors held on August 7, 2020, amending the bylaws of the Company, now reads as follows:

“Special meetings of the stockholders may be called at any time by the Chairman of the Board, the President (or, in the absence or disability of the President, by any Vice President) or by the Board of Directors, and shall be called by the President at the request in writing of the holders of shares of stock of all classes representing 50% of the aggregate number of votes possessed by the shares of stock of all classes then issued, outstanding and entitled to vote at such meeting.”